03 OCT -6 AM 7:21

**Keppel Corporation**

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

03032502

1 October 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

SUPPL

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 93,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

10/6

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 93,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

-----------------------
CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 01 DAY OF OCTOBER 2003

**APPENDIX II**

# KEPPEL CORPORATION LIMITED

**APPLICATION FOR LISTING AND QUOTATION OF 93,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID**

**ARISING FROM THE 93,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   ***(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)***

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | $0.50 | $1,500,000,000 | Before Exercise | 774,375,591 | 387,187,795.50 | Before Exercise : 11,943,166 |
| | | | Add Exercise | 93,000 | 46,500.00 | Less Exercise : (93,000) |
| | | | After Exercise | 774,468,591 | 387,234,295.50 | Outstanding : 11,850,166 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : **Caroline Chang**

**Authorised Signature** : ____________

**Designation** : **Secretary** **Date** : **1 October 2003**

**Enclosures :**

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks<br>Exercised By: |
|---|---|---|---|
| 5,000 | $2.30 | $ 11,500.00 | Poon Mae-Fon Wendy |
| 2,000 | $2.13 | $ 4,260.00 | Loh Siang Kiang |
| 4,000 | $2.13 | $ 8,520.00 | Wee Lyn Sze |
| 9,000 | $2.13 | $ 19,170.00 | Ho Soo Hui |
| 13,000 | $2.13 | $ 27,690.00 | Nichole Tan Su Lin via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd) |
| 15,000 | $2.13 | $ 31,950.00 | Toh LeeChing |
| 20,000 | $2.13 | $ 42,600.00 | Wong Kui Seng, Joseph |
| 25,000 | $2.13 | $ 53,250.00 | Khoo Hsu Jenn, Ian |
| | Total value of shares exercised = | $198,940.00 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

$2.30 - 5,000 shares

$2.13 - 88,000 shares

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5,000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 1.80 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/09/2003 (dd/mm/yyyy)

Save Reset Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **387190295.50** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **387190295.50** | **0.00** | **0.00** |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 88000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 1.63 | | |

Save | Delete Issued Share | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 88000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/09/2003 (dd/mm/yyyy)

Save Reset Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **387234295.50** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **387234295.50** | **0.00** | **0.00** |

# B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

1 October 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 93,000 SHARES**

We confirm that we have today despatched the share certificate in regard to the allotment of 93,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gian Lay Hoon)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632

# KEPPEL CORPORATION LIMITED

## CHANGES IN THE ISSUED SHARE CAPITAL

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATES |
|---|---|---|
| BALANCE B/F | 774,375,591 | |
| SHARE OPTION SCHEME | 93,000 | 30.09.2003 |
| TOTAL | 774,468,591 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

..........................................
REGISTRARS

03 OCT -6 AM 7:21

**Keppel Corporation**

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

26 September 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 169,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 169,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 26 DAY OF SEPTEMBER 2003

APPENDIX II

# KEPPEL CORPORATION LIMITED

**APPLICATION FOR LISTING AND QUOTATION OF 169,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID**

**ARISING FROM THE 169,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   ***(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)***

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | $0.50 | $1,500,000,000 | Before Exercise | 774,206,591 | 387,103,295.50 | Before Exercise : 12,112,166 |
| | | | Add Exercise | 169,000 | 84,500.00 | Less Exercise : (169,000) |
| | | | After Exercise | 774,375,591 | 387,187,795.50 | Outstanding : 11,943,166 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

   **Name** : Caroline Chang

   **Authorised Signature** [signature]

   **Designation** : Secretary **Date** : **26 September 2003**

**Enclosures :**

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks<br>Exercised By: |
|---|---|---|---|
| 3000 | $3.38 | 10140 | Wong Fea Yung, Jasmine |
| 9000 | $3.38 | 30420 | Toh Ko Lin |
| 10000 | $3.84 | 38400 | Wong Fea Yung, Jasmine |
| 15000 | $2.68 | 40200 | Wong Fea Yung, Jasmine |
| 12000 | $2.72 | 32640 | Tong Wai Mun, Stefan |
| 20000 | $2.72 | 54400 | Wong Fea Yung, Jasmine |
| 100000 | $2.13 | 213000 | Sim Kee Boon |
| | Total value of shares exercised = | 419200 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 100000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 1.63 | | |

Save | Delete Issued Share | Reset | Back

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**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a considerartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : * THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 100000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/09/2003 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **387153295.50** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **387153295.50** | **0.00** | **0.00** |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allotees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 12000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 2.88 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 12000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/09/2003 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **387159295.50** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **387159295.50** | **0.00** | **0.00** |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 3.34 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 10000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/09/2003 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **387164295.50** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **387164295.50** | **0.00** | **0.00** |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 15000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 2.18 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 15000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/09/2003 (dd/mm/yyyy)

Save Reset Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **387171795.50** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **387171795.50** | **0.00** | **0.00** |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 32000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 2.22 | | |

Save | Delete Issued Share | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

*Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group* and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 32000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/09/2003 (dd/mm/yyyy)

Save Reset Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **387187795.50** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **387187795.50** | **0.00** | **0.00** |

# B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

26 September 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEE SHARE OPTION SCHEME**
**ALLOTMENT OF 169,000 SHARES**

We confirm that we have today despatched the share certificate in regard to the allotment of 169,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gian Lay Hoon)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632

# KEPPEL CORPORATION LIMITED

## CHANGES IN THE ISSUED SHARE CAPITAL

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATES |
|---|---|---|
| BALANCE B/F | 774,206,591 | |
| SHARE OPTION SCHEME | 169,000 | 25.09.2003 |
| TOTAL | 774,375,591 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

..........................................
REGISTRARS

03 OCT -6 AM 7:21

**Keppel Corporation**

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

15 September 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 18,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 18,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 15 DAY OF SEPTEMBER 2003

APPENDIX II

**KEPPEL CORPORATION LIMITED**

**APPLICATION FOR LISTING AND QUOTATION OF 18,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID**

**ARISING FROM THE 18,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   ***(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)***

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | $0.50 | $1,500,000,000 | Before Exercise | 774,188,591 | 387,094,295.50 | Before Exercise : 12,130,166 |
| | | | Add Exercise | 18,000 | 9,000.00 | Less Exercise : (18,000) |
| | | | After Exercise | 774,206,591 | 387,103,295.50 | Outstanding : 12,112,166 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : Caroline Chang

**Authorised Signature** : [signature]

**Designation** : Secretary **Date** : **15 September 2003**

**Enclosures :**

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks<br>Exercised By: |
|---|---|---|---|
| 18000 | $3.84 | 69120 | Kua Hun Guan, Benedict |
| | Total value of shares exercised = | 69120 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 18000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 3.34 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 18000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/09/2003 (dd/mm/yyyy)

Save Reset Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **387103295.50** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **387103295.50** | **0.00** | **0.00** |

# B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

12 September 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEE SHARE OPTION SCHEME**
**ALLOTMENT OF 18,000 SHARES**

We confirm that we have today despatched the share certificate in regard to the allotment of 18,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Lam Lay Hoon)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632

# KEPPEL CORPORATION LIMITED

## CHANGES IN THE ISSUED SHARE CAPITAL

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATES |
|---|---|---|
| BALANCE B/F | 774,188,591 | |
| SHARE OPTION SCHEME | 18,000 | 11.09.2003 |
| TOTAL | 774,206,591 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

..........................................
REGISTRARS

03 OCT -6 AM 7:21

**Keppel Corporation**

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

10 September 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 12,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 12,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

-----------------------
CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 10 DAY OF SEPTEMBER 2003

**APPENDIX II**

## KEPPEL CORPORATION LIMITED

**APPLICATION FOR LISTING AND QUOTATION OF 12,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID**

**ARISING FROM THE 12,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares :** Pari Passu

   *(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)*

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | $0.50 | $1,500,000,000 | Before Exercise | 774,176,591 | 387,088,295.50 | Before Exercise : 12,142,166 |
| | | | Add Exercise | 12,000 | 6,000.00 | Less Exercise : (12,000) |
| | | | After Exercise | 774,188,591 | 387,094,295.50 | Outstanding : 12,130,166 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : Caroline Chang

**Authorised Signature** : [signature]

**Designation** : Secretary **Date** : 10 September 2003

**Enclosures :**

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks<br>Exercised By: |
|---|---|---|---|
| 2,000 | $0.79 | $ 1,580.00 | Khoo Teng Phock |
| 2,000 | $0.79 | $ 1,580.00 | Ang Kim Kee |
| 8,000 | $3.38 | $ 27,040.00 | Chan Lim Hong |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | Total value of shares exercised = | $ 30,200.00 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 0.29 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a considеartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/09/2003 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **387090295.50** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **387090295.50** | **0.00** | **0.00** |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 8000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 2.88 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 8000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/09/2003 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **387094295.50** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **387094295.50** | **0.00** | **0.00** |

# B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

10 September 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEE SHARE OPTION SCHEME**
**ALLOTMENT OF 12,000 SHARES**

We confirm that we have today despatched the share certificate in regard to the allotment of 12,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gian Lay Hoon)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632

# KEPPEL CORPORATION LIMITED

## CHANGES IN THE ISSUED SHARE CAPITAL

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATES |
|---|---|---|
| BALANCE B/F | 774,176,591 | |
| SHARE OPTION SCHEME | 12,000 | 09.09.2003 |
| TOTAL | 774,188,591 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

..........................................
REGISTRARS

03 OCT -6 AM 7:21

**Keppel Corporation**

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

4 September 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 23,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

f. CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 23,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

f. ------------------------

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 04 DAY OF SEPTEMBER 2003

**APPENDIX II**

**KEPPEL CORPORATION LIMITED**

**APPLICATION FOR LISTING AND QUOTATION OF 23,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID**

**ARISING FROM THE 23,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   ***(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)***

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | $0.50 | $1,500,000,000 | Before Exercise | 774,153,591 | 387,076,795.50 | Before Exercise : 12,165,166 |
| | | | Add Exercise | 23,000 | 11,500.00 | Less Exercise : (23,000) |
| | | | After Exercise | 774,176,591 | 387,088,295.50 | Outstanding : 12,142,166 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

**Name** : **Caroline Chang**

**Authorised Signature** : [signature]

**Designation** : **Secretary**

**Date** : **4 September 2003**

**Enclosures :**

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks<br>Exercised By: |
|---|---|---|---|
| 18000 | $3.38 | 60840 | Chee Jin Kiong |
| 5000 | $3.84 | 19200 | Tan Chong Kee |
| | Total value of shares exercised = | 80040 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |
|---|---|---|---|---|---|

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 18000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 2.88 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 18000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/09/2003 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **387085795.50** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **387085795.50** | **0.00** | **0.00** |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 3.34 | | |

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**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch  Search

Registration No. : * 198003912M  Retrieve Details

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

*If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.*

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/09/2003 (dd/mm/yyyy)

Save Reset Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **387088295.50** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **387088295.50** | **0.00** | **0.00** |

**B.A.C.S. PRIVATE LIMITED**

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

3 September 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEE SHARE OPTION SCHEME**
**ALLOTMENT OF 23,000 SHARES**

We confirm that we have today despatched the share certificate in regard to the allotment of 23,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

Helen

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gian Lay Hoon)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632

# KEPPEL CORPORATION LIMITED

## CHANGES IN THE ISSUED SHARE CAPITAL

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATES |
|---|---|---|
| BALANCE B/F | 774,153,591 | |
| SHARE OPTION SCHEME | 23,000 | 02.09.2003 |
| TOTAL | 774,176,591 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

.........................................
REGISTRARS

03 OCT -6 AM 7:21

**Keppel Corporation**

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

1 September 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

**RE : FILE NO: 82-2564**
**RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934**

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 79,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 79,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 01 DAY OF SEPTEMBER 2003

APPENDIX II

# KEPPEL CORPORATION LIMITED

**APPLICATION FOR LISTING AND QUOTATION OF 79,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID**

**ARISING FROM THE 79,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")**

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   ***(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)***

2. **In respect of each class of securities, to furnish the following details :-**

| Class of Security | Par Value | Authorised Capital | Issued and Paid-up Share Capital | | | Options Granted & Outstanding Shares/Stock Units |
|---|---|---|---|---|---|---|
| | | | | Share/Stock Units | $ | |
| Ordinary | $0.50 | $1,500,000,000 | Before Exercise | 774,074,591 | 387,037,295.50 | Before Exercise : 12,244,166 |
| | | | Add Exercise | 79,000 | 39,500.00 | Less Exercise : 79,000 |
| | | | After Exercise | 774,153,591 | 387,076,795.50 | Outstanding : 12,165,166 |

3. **Outstanding Warrants/TSR :**

   **Outstanding Convertible Bonds:**

   **Nominal Value of Outstanding Convertible Loan Stock/Bonds :**

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

   **Name** : Caroline Chang

   **Authorised Signature** : [signature]

   **Designation** : Secretary    **Date** : **1 September 2003**

**Enclosures :**

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)**

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares exercised (2) | Remarks<br>Exercised By: |
|---|---|---|---|
| 9000 | $0.79 | 7110 | Chee Fook Meng, Kevin |
| 70000 | $2.30 | 161000 | Sit Peng Sang |
| | Total value of shares exercised = | 168110 | |

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 9000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 0.29 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

108003912M Retrieve Details

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 9000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/08/2003 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **387041795.50** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **387041795.50** | **0.00** | **0.00** |

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**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

**Authorised Capital**

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **1500000000** | **.5** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

**Return of Allotment of Shares (Payable in cash) ***

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 70000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 0.50 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 1.80 | | |

Save | Delete Issued Share | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 70000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/08/2003 (dd/mm/yyyy)

Save Reset Back

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bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **0.50** | | |
| Amount of Authorised Share Capital : | **1500000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **387076795.50** | **0.00** | **0.00** |
| Amount of Paid-up Share Capital : | **387076795.50** | **0.00** | **0.00** |

# B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE (65)63236200

1 September 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

**KEPPEL CORPORATION LIMITED ("KEPPEL")**
**EMPLOYEE SHARE OPTION SCHEME**
**ALLOTMENT OF 79,000 SHARES**

We confirm that we have today despatched the share certificate in regard to the allotment of 79,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gan Lay Hoon)
GFD
GC
GM (GTK)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632

## KEPPEL CORPORATION LIMITED

## CHANGES IN THE ISSUED SHARE CAPITAL

| DESCRIPTION | SHARE CAPITAL | DATE ON CERTIFICATES |
|---|---|---|
| BALANCE B/F | 774,074,591 | |
| SHARE OPTION SCHEME | 79,000 | 29.08.2003 |
| TOTAL | 774,153,591 | |

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

.......................................
REGISTRARS